Filed by Lions Gate Entertainment Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company:  Starz

Commission File No.:  001-35294

July 29, 2016

Letter first being sent to shareholders of Lions Gate Entertainment Corp. commencing on or about July 29, 2016

To Our Shareholders:

Fiscal 2016 was a year in which we achieved tremendous operating and strategic momentum as we continued to build one of the largest content platforms in the world and positioned ourselves closer to our consumers.

It was a year of organic growth in which our television business significantly increased its scale, diversified its programming and achieved record-breaking results for the third year in a row. We also continued to roll out a suite of over-the-top (“OTT”) platforms for targeted audiences, expanded our nascent location-based entertainment, gaming and virtual reality businesses and deepened a portfolio of brands and franchises that we expect to drive the profitable growth of our film business for years to come.

We complemented this internal growth with a number of strategic initiatives culminating in our announcement on June 30th that we entered into an agreement to acquire Starz for $4.4 billion in cash and stock, the largest and potentially most transformative transaction in our Company’s history. We expect the transaction to close by the end of 2016.

Combination of Lionsgate & Starz Creates a Global Content Powerhouse

Starz President and CEO Chris Albrecht and his team have built a powerful brand and a robust platform. The combination of Lionsgate, a premier next generation content leader, and Starz, a leading integrated media and entertainment company, will create a global powerhouse.

The combined entity will generate a tremendous amount of content across all platforms, giving us the scale to compete successfully in today’s fast-changing global marketplace. Our Company will encompass approximately 40 films annually, including 14-18 wide releases, and nearly 90 television series on more than 40 networks, enhancing what is already one of the industry’s elite television businesses, all driven by world-class brands and backed by a 16,000-title library.

Following the close of the transaction, the combination of Lionsgate and Starz will invest in nearly $1.8 billion of new content each year. By coupling our intellectual property creation machine with the STARZ/STARZ ENCORE premium distribution platforms serving 24 million and 32 million subscribers, respectively, we will create an integrated content creation and distribution company with massive reach, increased optionality and unprecedented opportunities for growth.

Lionsgate and Starz are both young companies that grew up in the digital age. By marshalling our resources and leveraging our focus on next generation audiences, we will create a new entertainment paradigm with the ability to deliver content directly to consumers through an expanding infrastructure of location-based entertainment, gaming, virtual reality, cutting edge apps and a suite of five OTT platforms, with more in the works.

These strategic benefits will be complemented by significant operational cost savings and additional annual cash savings. The combination of Lionsgate and Starz is also expected to diversify our revenue stream, increase the visibility of profit contributions from a stable network business and generate strong and consistent free cash flow that will enable us to de-lever our balance sheet quickly.

Additional Partnerships Drive Opportunities

We also launched a number of other strategic initiatives during the fiscal year designed to expand our reach and build our strength in key areas of the business.

In November 2015, Discovery Communications and Liberty Global each acquired a 3.4% stake in our Company, and the addition of Discovery CEO David Zaslav and Liberty Global CEO Mike Fries has brought valuable expertise to our Board of Directors. The transaction aligned Lionsgate with two of the pre-eminent programming and distribution platforms in the world, and we are already seeing the operational benefits.

We have partnered with Discovery on a U.S. home entertainment distribution agreement and the launch of a new documentary film division. We will soon begin production on the event series Manifesto for them as well.

Also in November, we acquired a majority stake in Pilgrim Media Group, a leading producer and supplier of unscripted programming. The investment is a key element of our diversification strategy as we continue to build a nonfiction television business alongside our leadership in premium scripted programming.

Pilgrim has already become an important platform for our entry into new businesses, and we recently orchestrated a partnership between Pilgrim and e-sports leader ESL to create and distribute original e-sports entertainment content for television and digital platforms.

Pilgrim also launched the ground-breaking competition reality series The Runner on Verizon’s Go90 platform in June, a broadcast quality series that has achieved tremendous levels of social engagement and reflects the changing way that content is being viewed by millennial audiences.

Throughout the year, Lionsgate continued to build its global distribution infrastructure by partnering with leading third-party content suppliers around the world. In January, the Company created a production and distribution alliance with New Regency to capitalize on global content opportunities. We are also managing international licensing for New Regency’s prestigious catalogue of more than 130 blockbuster films, and we’re launching a television joint venture with them to develop and co-produce A-list talent-driven premium scripted series for global audiences.

Lionsgate Television Achieves 3rd Straight Record-Breaking Year

Our television business continued its record-breaking growth during the year, solidifying its position as a leader in delivering premium series to cable and broadcast networks and emerging as a supplier of choice for streaming services. During the past three years, we have more than tripled our roster of shows, and we expect the growth of our scalable television business to continue.

We are fueling this growth by licensing original series to an ever-expanding array of buyers and continuing to convert these opportunities into hits.

We are planning to develop and produce original new series for Amazon (the Bob Dylan-themed Time Out of Mind), Hulu (the sci-fi anthology series Dimension 404) and YouTube Red (the high-end scripted series Step Up, based on our hit franchise).

We’re also beginning production on a second original series for Netflix, Dear White People, based on Roadside Attractions’ critically-acclaimed film, another example of the synergies between our film and television businesses.

Our strong roster of current series continues our tradition of helping to define the brands of our network partners. Greenleaf, featuring Oprah Winfrey in her first recurring role in a scripted series in 20 years, is a breakout performer on OWN and has already been renewed for a second season. Casual, the Golden Globe-nominated comedy from Jason Reitman, is a top-rated series on Hulu, and The Royals remains the number one drama series on E!

The ground-breaking Orange is the New Black, the most watched series on Netflix, has already been renewed for three more seasons, and the transition of fan favorite Nashville to CMT and Hulu brings our brand-defining content to new partners.

We’re also continuing to build our unscripted business not only through acquisitions but organic growth as well. Our first broadcast network reality show, the competition series Kicking & Screaming from Fear Factor creator Matt Kunitz, will premiere on Fox in January 2017. We have retained all international format and distribution rights to what we believe could become our first unscripted global brand.

Deep Portfolio of Brands & Franchises Positions Film Slate for Profitable Growth

After three straight blockbuster years, our film business underperformed our expectations in fiscal 2016 even though our slate grossed over $1.6 billion at the global box office and turned in another profitable performance.

The fiscal 2017 theatrical slate is larger, more diversified, deep in areas of proven strength and positioned to build momentum for the rest of the year and set the stage for profitable growth in the years to come.

We enter the Toronto Film Festival in September with our strongest line-up ever, including the action thriller Deepwater Horizon, the original musical La La Land, which has earned the coveted opening night slot at the Venice International Film Festival, and the incredibly moving drama American Pastoral, adapted from the Pulitzer Prize-winning novel.

Comprising a strong and diverse mix of targeted films, our fiscal 2017 slate also features the return of Tyler Perry in Boo! A Madea Halloween, his 17th film in a Lionsgate franchise that has grossed nearly $800 million at the box office; Academy Award® winning director Mel Gibson’s war drama Hacksaw Ridge, based on a true story and an early contender for year-end awards; Blair Witch, a return to one of the Company’s iconic horror franchises; the drama thriller Patriots Day from our partners at CBS Films; and The Shack, a faith-based drama adapted from the runaway global bestseller.

Building on our legacy of blockbuster franchises, we continue to partner with the leading owners of intellectual property around the world to deepen our pipeline. We end fiscal 2017 with the global launch of Saban’s Power Rangers, based on one of the most popular and recognizable entertainment brands in the world.

Our focus on premium branded content leveraging valuable IP continues with a slate that includes Wonder, The Glass Castle, Chaos Walking, Monopoly, My Little Pony, MacGyver, Borderlands, Naruto and Robin Hood: Origins—all titles based on coveted brands with large built-in fan bases and multiplatform appeal. And no discussion of franchise properties would be complete without mentioning Saw, returning for Halloween 2017.

Lionsgate Content Drives Global Opportunities

Lionsgate content touches people all over the world, whether it’s Now You See Me 2 achieving a record-breaking performance of nearly $100 million at the box office in China or Orange is the New Black ranking as Netflix’s top series globally.

During the year we expanded our reach into new markets, built our presence in key international territories and continued the globalization of our television business.

We invested in Kindle Entertainment and Primal Media in the UK as we continue to diversify our operations there. Our investment in Primal Media, an unscripted content producer led by two seasoned UK reality creators, represents an exciting opportunity to extend our nonfiction business into the largest television market outside the U.S.

In May 2016, we partnered with a group of entertainment executives to form Globalgate, a consortium of leading international producers, distributors and co-financing partners who will identify and provide priority access to intellectual property for production as local-language films in territories worldwide. Our unique approach to building a presence in the fast-growing local-language film business has already attracted world-class partners including Televisa in Latin America, Gaumont in France, Nordisk Film in Scandinavia, Kadokawa in Japan and Lotte in Korea.

We’re also exploring partnerships for local-language film production in China, where we have already invested in two local-language films and are finalizing investments in four others that we will distribute both internationally and in the U.S. In India, another market with untapped potential, we’re remaking the action comedy Red following our successful Hindi-language remake of the film Warrior.

Extending Our Platform into Location-Based Entertainment and Games

Fiscal 2016 was an active year in continuing to ramp businesses that extend the reach of our content, bring us closer to our consumers and are designed to deliver significant incremental profits.

Our brands continue to drive the growth of our location-based entertainment as we announced plans during the year to partner on two major new theme park developments—one a Lionsgate branded zone in an outdoor theme park in metro Atlanta and the other an immersive Lionsgate branded entertainment center in Hengqin, China, near Macau being developed by Hong Kong developer eSun Holdings. The partnership with eSun extends our location-based entertainment to three continents, and we expect eight million consumers to visit Lionsgate’s growing network of theme park attractions, rides and exhibitions each year by 2020.

We’re also extending our intellectual property onto fast-growing gaming platforms, collaborating with powerhouses such as Starbreeze for a John Wick virtual reality game, Saban and nWay to produce a Power Rangers mobile game, Fifth Journey to develop a Kevin Hart social adventure game, and IGT and DoubleDown Casino to launch an Orange is the New Black casino game. Within the next three years, we expect to roll out over 20 mobile, PC and virtual reality games as we continue to identify exciting new ways to monetize our content.

Lionsgate has become a partner of choice for leading technology platforms that play a growing role in our content ecosystem. We became one of the first studios to license our films to the Steam platform and the first studio to partner with Google on its Daydream VR initiative. We also plan to launch location-based VR content within the next year as part of our unique collaboration with IMAX and Starbreeze.

A Leader in New Entertainment Technologies

We continued our leadership in incubating new entertainment technologies, launching Atom Tickets, a revolutionary approach to movie-going, with partners Disney and Fox in June. We have already brought aboard Regal Cinemas and AMC Theatres, the two largest exhibition chains in North America, and expect to reach nearly half of the screens in the U.S. by the end of the year.

Our OTT platforms represent another way to deliver our content directly to consumers. We launched Tribeca Shortlist in partnership with Tribeca Enterprises last October, debuted Comic-Con HQ in July and plan to roll out Kevin Hart’s Laugh Out Loud platform by the end of 2016. All three services are targeted at affinity audiences, distinguished by their curation and backed by our vast film and television library.

Positioned for the Next Level of Performance

Though the global environment for content owners has never been stronger, it is also in the midst of profound change. We are a disruptive company that has always benefitted from change. We enter fiscal 2017 poised to capitalize on the opportunities offered by a dynamic marketplace with one of our deepest film and television pipelines, our stature as a leading premium content supplier to new and traditional platforms alike and a culture that fosters our ability to be agile, flexible and opportunistic in our strategic initiatives.

Our acquisition of Starz enhances our existing strengths while adding new ones. It diversifies our Company, increases our flexibility and streamlines our pathways to the consumer. Combining our assets with Starz’s own premium brands and distribution is a natural and robust evolution of our content business, expanding our platform, creating new strategic growth opportunities and unlocking long-term value for our shareholders.

Sincerely,

/s/ Jon Feltheimer	/s/ Michael Burns
Jon Feltheimer	Michael Burns
Chief Executive Officer	Vice Chairman

Caution Regarding Forward-Looking Statements

This communication may contain certain forward-looking statements, including certain plans, expectations, goals, projections, and statements about the benefits of the proposed transaction, the merger parties’ plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts. Such statements are subject to numerous assumptions, risks, and uncertainties. Statements that do not describe historical or current facts, including statements about beliefs and expectations, are forward-looking statements. Forward-looking statements may be identified by words such as expect, anticipate, believe, intend, estimate, plan, target, goal, or similar expressions, or future or conditional verbs such as will, may, might, should, would, could, or similar variations. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the Private Securities Litigation Reform Act of 1995.

While there is no assurance that any list of risks and uncertainties or risk factors is complete, below are certain factors which could cause actual results to differ materially from those contained or implied in the forward-looking statements including: the substantial investment of capital required to produce and market films and television series; increased costs for producing and marketing feature films and television series; budget overruns, limitations imposed by Lionsgate’s or Starz’s credit facilities and notes; unpredictability of the commercial success of Lionsgate’s or Starz’s motion pictures and television programming; risks related to Lionsgate’s or Starz’s acquisition and integration of acquired businesses; the effects of dispositions of businesses or assets, including individual films or libraries; the cost of defending Lionsgate’s or Starz’s intellectual property; technological changes and other trends affecting the entertainment industry; the possibility that the proposed transaction does not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all; the risk that the financing required to fund the transaction is not obtained; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; uncertainties as to the timing of the transaction; competitive responses to the transaction; the possibility that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; Lionsgate’s ability to complete the acquisition and integration of Starz successfully; litigation relating to the transaction; and other factors that may affect future results of Lionsgate and Starz. Additional factors that could cause results to differ materially from those described above can be found in Lionsgate’s Annual Report on Form 10-K for the year ended March 31, 2016, on file with the Securities and Exchange Commission (the “SEC”) and available in the “Corporate” section of Lionsgate’s website, http://www.lionsgate.com, under the heading “Reports” and in other documents Lionsgate files with the SEC, and in Starz’s Annual Report on Form 10-K for the year ended December 31, 2015 and in its subsequent Quarterly Reports on Form 10-Q, including for the quarter ended March 31, 2016, each of which is on file with the SEC and available in the “Starz Corporate” section of Starz’s website, http://www.Starz.com, under the subsection “Investor Relations” and then under the heading “SEC Filings” and in other documents Starz files with the SEC.

All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither Lionsgate nor Starz assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

Important Additional Information

In connection with the proposed transaction, Lionsgate will file with the SEC a Registration Statement on Form S-4 that will include a Joint Proxy Statement of Lionsgate and Starz and a Prospectus of Lionsgate, as well as other relevant documents concerning the proposed transaction. The proposed transaction involving Lionsgate and

Starz will be submitted to Starz’s stockholders and Lionsgate’s stockholders for their consideration. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. STOCKHOLDERS OF LIONSGATE AND STOCKHOLDERS OF STARZ ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  Stockholders will be able to obtain a free copy of the definitive joint proxy statement/prospectus, as well as other filings containing information about Lionsgate and Starz, without charge, at the SEC’s website (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to James Marsh, Senior Vice President of Lionsgate Investor Relations, 2700 Colorado Avenue, Santa Monica, California, 90404, or at (310) 255-3651, or to Starz, 8900 Liberty Circle, Englewood, Colorado 80112, or at 1-855-807-2929.

Participants in the Solicitation

Lionsgate, Starz, and certain of their respective directors, executive officers, and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  Information regarding Lionsgate’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on July 28, 2016, and certain of its Current Reports on Form 8-K.  Information regarding Starz’s directors and executive officers is available in its definitive proxy statement, which was filed with SEC on April 29, 2016, and certain of its Current Reports on Form 8-K.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC.  Free copies of this document may be obtained as described in the preceding paragraph.